#1920 - 1188 West Georgia Street Vancouver, BC, V6E 4A2 www.doratoresources.com Telephone: 604-408-7488 Facsimile: 604-408-7499

NEWS RELEASE

NR09-15

November 17, 2009

Dorato Receives Results from Taricori Gold-Silver Vein System, Condor Gold-Copper Belt, Peru

Grades up to 103 g/t Gold, 338 g/t Silver, 3.6% Zinc and 0.9% Lead

Mean Vein Grade: 13.47 g/t Gold and 114.67 g/t Silver from 42 samples

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (TSX-V: DRI, Frankfurt:D05) is pleased to announce receipt of positive surface assay results received from its option partner Minera Afrodita relating to the high-priority Taricori Gold – Silver Zone on the Condor Gold-Copper Belt project in northern Peru.

Taricori Sampling Results

Channel samples of mineralized veins returned grades from 6.2 g/t to 103.41 g/t (3.02 oz/t) gold and from 0.9 g/t to 338 g/t (9.86 oz/t) silver.  Results from 42 vein channel samples returned a mean grade of 13.47 g/t gold (0.39 oz/t) and 114.67 g/t silver with 80% of vein samples grading greater than 1 g/t gold and 40% grading greater than 10 g/t gold.  Base metals are typically elevated averaging 3.6% zinc and 0.9% lead.  Vein channel samples were taken over widths from 0.2 -to-0.6 metres in historical underground workings.

Previous vein sampling (News Release 09-05) returned a mean grade of 10.95 g/t (0.32 oz/t) gold and 134.41 g/t (3.92 oz/t) silver from 168 samples.  Inclusion of these latest sampling results increases mean grades to 11.54 g/t gold and returns a mean silver grade of 130.46 g/t (from a new total of 210 vein samples).

New wall rock samples, predominantly intrusive material, returned mean grades of 1.36 g/t gold and 43 g/t silver from 58 samples.  This compares to a previous mean of 0.6 g/t gold (previously from 198 samples).

“Sampling of underground workings continues to form an integral part of Minera Afrodita’s prospecting activity at the Taricori Zone,” stated Keith Henderson, President and CEO of Dorato Resources, “The increased average grade of 11.54 g/t gold from 210 vein channel samples help provide a 3D understanding of the mineralized system and increase confidence on potential continuity of mineralized vein structures.”

Minera Afrodita’s 2009 regional program is in progress, which includes prospecting activities on the Taricori Zone and other priority targets.  Minera Afrodita has applied for a drill permit for the Taricori Zone, which is currently under review by the Peruvian authorities.  Results from the vein channel sampling and the 3D modelling of the system will feed directly into drill target selection.

Management Reorganization

Dorato is also pleased to announce the appointment of Mr. Michael Pound to the position of Manager – Investor Relations.  Mr. Pound brings 14 years of marketing, finance and client-management experience to the team.  He most recently served as Investor Relations for Platinum Group Metals (TSX: PTM).  He will oversee development of the Company's investor relations strategy and will focus on increasing the Company's exposure in the financial community.  Mr. Pound will work closely with Mr. Steve Stakiw who as Manager – Corporate Communications continues to oversee all communications, media and publicity activities on behalf of the Company.

About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Cordillera del Condor Gold District in northern Peru and adjacent to the border with Ecuador – one of the most important gold-bearing districts in the region since pre-Incan times.

Modern exploration on the Ecuadorian side of the border has successfully delineated a number of world-class gold and copper deposits including Kinross Gold’s Fruta del Norte gold deposit with inferred resources of 13.6 million ounces gold at 7.23 g/t gold.   The Peruvian portion of the Cordillera, while sharing key geological features and stratigraphy, has remained almost entirely unexplored until now. The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents available on SEDAR.

Dorato, through a series of option agreements, has the right to wholly acquire an extensive land package of approximately 800 square kilometres – providing the Company a highly strategic position in this emergent gold district.  Dorato is well funded and possesses experienced management with a proven track record.

On behalf of the board of directors of

DORATO RESOURCES INC.

(signed) “Keith J. Henderson”
President and CEO

For further information please contact:

Steve Stakiw, Manager- Corporate Communications

Email: info@doratoresources.com

Phone: 604-638-5817/ Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding Dorato’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe Dorato’s future plans, objectives or goals, including words to the effect that Dorato or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Company disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.